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                                                                EXHIBIT 1(A5)(g)
               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                         A STOCK LIFE INSURANCE COMPANY

                                      RIDER

                            DISABILITY WAIVER BENEFIT

INSURED                                    POLICY NUMBER

RIDER EFFECTIVE DATE                       RIDER ISSUE DATE



     This Rider is attached to and is a part of this Policy.

WAIVER OF PREMIUM BENEFIT. Upon receipt of due proof that:

          a.   the Insured is totally disabled, as defined below;

          b.   such total disability begins while this rider is in effect; and

          c. such total disability has continued without pause for a period of six months,

we will apply a premium payment to the Policy on each Policy Processing Day during the first four Policy Years, while the Insured is totally disabled, subject to provisions of this Policy. For each Policy Processing Day that occurs while the Insured is totally disabled but before we approve a claim, we will apply a premium payment to the Policy on the date we approve the claim. Each premium payment will equal the Minimum Annual Premium divided by 12.

WAIVER OF MONTHLY DEDUCTIONS BENEFIT. Upon receipt of due proof that:

          a.   the Insured is totally disabled, as defined below;

          b.   such total disability begins while this rider is in effect; and

          c. such total disability has continued without pause for a period of six months,

we will waive monthly deductions falling due after the first four Policy Years while the Insured is totally disabled, subject to the provisions of this Policy. Except for monthly deductions made one year or more before we receive written notice and proof of a claim, monthly deductions which are made after the first four Policy Years while the Insured is totally disabled but before we approve a claim, will be added back to the Policy Account Value. The amount will be allocated to the Separate Accounts and Guaranteed Account in the same proportion as it was deducted from such Accounts.

DEFINITION OF TOTAL DISABILITY.

     l.   TOTAL DISABILITY. Total Disability is a disability which:

          a.   is caused by sickness or bodily injury; and

          b. prevents the Insured from engaging in an occupation. During the first 5 years of total disability, "occupation" means the regular occupation of the Insured at the time the disability started. However, the Insured will not be deemed totally disabled if, during this 5-year period, he or she is engaged in any gainful occupation for which he or she is qualified. After the first 5 years of total disability, "occupation" means any gainful occupation for which the Insured is qualified.

     As used in this rider the word "qualified" means qualified by education, training and experience. "Disability" means the inability of the Insured to engage in his or her regular occupation or any gainful occupation for which he or she is qualified.

     2. RECURRENT TOTAL DISABILITY. If, after a total disability has stopped, a total disability due to the same or a related cause recurs, it will be deemed a continuation of the prior period of total disability, except that: if the Insured has engaged in the meantime, for at least 6 months without pause, in any gainful occupation for which he or she is qualified, such recurrence will be deemed a new period of total disability.

     3. PRESUMPTIVE TOTAL DISABILITY. Total disability also means the total and irrecoverable loss of:

          a.   the sight of both eyes;

          b.   the use, of both hands;

          c.   the use of both feet; or

          d.   the use of one hand and one foot.


                           (continued on reverse side)
Form PLC907
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NOTICE AND PROOF OF TOTAL DISABILITY. Written notice and due proof of total disability must be given to us at our Service Center while the Insured is living and totally disabled. Failure to give such notice and proof will not void the claim if it is shown that they were given as soon as was reasonably possible.

     We may ask for proof of continued total disability from time to time. Such proof will not be required more than once a year after total disability has continued for two full years. As part of any such proof, we may require medical examinations of the Insured by physicians named by us.


EXCLUSIONS FROM COVERAGE. We will not waive monthly deductions if the total disability was the result of:

     1.   intentional, self-inflicted injury while sane or insane;

     2. bodily injury occurring or sickness first manifesting itself before this rider took effect unless such injury or sickness was shown in the application for this rider; or

     3. service in the military, naval or air forces of any country engaged in war. "War" means declared or undeclared war and any act incidental to war and includes resistance to armed aggression.

COST OF RIDER. The cost of this rider is determined on each Policy Processing Day by multiplying the Rate Factor for the Insured's Attained Age by the net amount at risk divided by 1,000.

     If the Insured is in a Special Premium Class, the rate factor shown below will be multiplied by the Risk Factor.

       Attained Age                              Rate Factor
       ------------                              -----------
          15-45                                      .01
          46-48                                      .02
          49-50                                      .03
          51                                         .04
          52                                         .05
          53                                         .07
          54                                         .09
          55                                         .13
          56                                         .18
          57                                         .24
          58                                         .32
          59                                         .44

TERMINATION. This rider will automatically terminate:

     1.   on the date of surrender or other termination of this Policy;

     2. on the first Policy Processing Day after we receive your written request for termination of this rider;

     3. at Insured's Attained Age 60, except for benefits for a disability which began before that Policy Anniversary.

     No monthly deduction for the cost of this rider will be made after termination.

INCONTESTABILITY. The Company will not contest this rider after it has been in force during the Insured's lifetime without the occurence of total disability for two years from the Rider Issue Date.



Signed for the Company on the Rider Issue Date.



                                                                   /s/ Illegible
                                                                       President

Form PLC907